ANNUAL REPORT

September 30, 2009

Madison Mosaic

Tax-Free Trust

Virginia Tax-Free Fund

Tax-Free National Fund



tax-free trust

Madison Mosaic Funds

www.mosaicfunds.com

Contents

Management's Discussion of Fund Performance 1

Report of Independent Registered Public Accounting Firm 5

Portfolio of Investments

    Virginia Tax-Free Fund 6

    Tax-Free National Fund 8

Statements of Assets and Liabilities 11

Statements of Operations 12

Statements of Changes in Net Assets 13

Financial Highlights 14

Notes to Financial Statements 15

Fund Expenses 18

Management Information 19

Management's Discussion of Fund Performance



Michael J. Peters

The annual period ended September 30, 2009 saw substantial annual total returns for Virginia Tax-Free and Tax-Free National during a year characterized by severe financial disruptions. One-year total returns were: 11.87% for Virginia Tax-Free and 11.73% for Tax-Free National. Madison's high-quality mandate and relatively conservative positioning meant that your fund did considerably better than its peers during the first six months of the period, when fear fueled a flight to quality, but the flip-side of this effect created underperformance as investment psychology turned in March and investors rotated to higher risk securities. Over the one-year period of this report, the Lipper General Municipal Debt Index was up 14.77%. The Lipper Municipal Debt Virginia Index rose 13.20% over the year. The extent that the type of holdings influenced returns over this period can be seen by looking at two indices. The Lipper High Yield Municipal Dept Index, representing the riskier side of the municipal market, rallied 25.94% over the last six months of the period, while returning just 7.55% for the entire year, a result of a loss of -14.60% over the first six months. The Lipper Intermediate Muni Fund Index returned a healthy, but far more modest, 7.82% for the trailing six-month period. This gives a sense of the variation of returns for quality over the year. These total returns were produced within a low-yield environment, as the Fed continued to hold rates at historic lows. The 30-day SEC yield for Virginia Tax-Free saw a reduction across the period from 2.86% to 2.51% while Tax-Free National fell from 2.90% to 2.47%. In the end, investors in high-quality municipal bonds came through a trying year in fine shape, with double-digit positive total returns and highly competitive tax-advantaged yields.

Economic Overview

A year ago we suggested that the 2007-2008 September to September period would likely be one that will be studied by students of economics for generations to come. This past year has proven to be an important part of the case study. As the period began on October 1, 2008 we were in the midst of a worldwide financial crisis that was creating sell-offs in virtually every asset class, other than the most secure assets issued or insured by the federal government. Several large and highly regarded institutions had failed, or required government-sponsored bailouts. Banks were unwilling to lend to each other, and the general market mood was characterized by fear. Concerned with a possible meltdown of the U.S. financial system, Congress was rushing to put together a massive "bailout" legislation in an attempt to aid banking balance sheets and get credit flowing again.

As our one-year period got underway, we witnessed continued unrest in the financial sector and a realization that the credit problems would not be confined to just a few financial institutions. As the credit crisis spread across the economy it became clear that we were in the midst of what could prove to be the worst recession of our time. Conditions appeared to worsen in early 2009. By the beginning of March, talk about another depression and the collapse of the global financial system was widespread and the broad stock indices were down close to 25% on top of the record-setting losses of 2008. Then sentiment shifted, in the mysterious way that is characteristic of investor psychology, and money began to flow into stocks and riskier bonds. To get a sense of the gyrations, the S&P 500, considered a proxy for the overall stock market, rose 15.9% in the second quarter, and continued to rally in the third quarter of 2009, tacking on another 15.6%, to create one of the steepest rebounds in market history.

This rally, at least at first, was not so much driven by positive news as it was by diminishing worry. In other words, investors who were once worried about the collapse of the global financial system and another great depression were beginning to believe that the economic problems were deep, but not fathomless. By the later part of the period, some of the important economic indicators showed signs of bottoming and other problem areas showed decreasing losses, even as other economic data, such as unemployment, remained in troubling territory. These positive signs, however modest, were eagerly noted by investors looking for hints of recovery and the period ended with a dominance of optimism and a market led by higher-risk investments.

Outlook

We are investing in the belief that over a full market cycle, holding the highest quality municipal bonds will provide the best results with the least volatility. While we are getting early economic data and leading indicators suggesting improvement in the general economy, the indicators are improving from extremely low levels. We are also concerned that we could eventually hit an inflationary problem that develops directly from current monetary and fiscal policy, although we don't see this as an immediate threat.

The biggest risks we see right now are associated with the economy. Despite all the chatter about the improving economic data, we remain concerned that small improvements from a level of deep trouble may produce undeserved optimism. Consumer spending is still muted, and with unemployment remaining high, and credit

difficult to come by, it seems unlikely that we will see a consumer-driven rally anytime soon. Risky assets are clearly priced for solid and significant economic improvement and this strikes us as a time to be diligent in seeking municipal bonds with solid underlying credit quality.

VIRGINIA FUND

The Commonwealth of Virginia maintains an AAA general obligation bond rating based on a well-diversified economy that emphasizes services and government. The Fund had a total return of 11.87% for the fiscal year ended and the 30-day SEC yield was 2.51% as of September 30, 2009. The duration of the portfolio was 6.41 years while the average maturity was 6.67 years. In terms of quality of holdings,

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE BARCLAYS CAPITAL MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL DEBT FUNDS INDEX FOR MADISON MOSAIC VIRGINIA FUND



Average Annual Total Return		
1 Year	5 Year	10 Year
11.87%	3.68%	4.76%

Past performance is not predictive of future performance. Graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
**The Barclays Municipal Index is a benchmark index produced by Barclays Capital that includes tax-exempt bonds with maturities greater than two years selected from issues larger than $50 million.
***The Lipper General Municipal Debt Funds Index includes the 30 largest municipal debt funds tracked byLipper Inc. The index's returns include net reinvested dividends.
The Lipper General Municiapl Debt Funds Index secondary benchmark will not be provided in future reports. As of the date of this report, no replacement secondary benchmark has been identified.

INDUSTRY DIVERSIFICATION AS OF SEPTEMBER 30, 2009 FOR MADISON MOSAIC VIRGINIA FUND*



*Based on a percentage of net assets of the Fund.

we have had to adjust our process as the rating agencies have undergone significant dislocations produced by the credit crisis of 2008-2009 and the failure of some of the largest municipal bond insurers. Not all issues are covered by all rating agencies, and when they overlap there can be disagreement. We have reviewed our holdings against Moody's, Standard & Poor's and Fitch's ratings and taken the rating which we feel best matches our internal analysis to achieve our published quality percentages. Since we are very selective about underlying issuers and seek only the highest quality bonds, our ratings tend to match the higher categories when rating agencies disagree. Where there are gaps in ratings due to the loss of insurance, we have made prudent rating assessments based on the underlying issuer. We have also taken bonds which are pre-refunded or escrowed to maturity (in other words, backed by U.S. Treasuries) and assigned them an AAA rating. Approximately 35% was in the equivalent of Moody's top Aaa rating, 32% Aa, 30% A, while 3% was currently not rated. Recent purchases included Arlington County Industrial Development Authority for Recreational Facilities Improvement bonds and Virginia State Housing Authority Revenue bonds.

STATE DIVERSIFICATION AS OF SEPTEMBER 30, 2009 FOR MADISON MOSAIC NATIONAL FUND*



*Based on a percentage of net assets of the Fund.

NATIONAL FUND

The National Fund had a total return of 11.73% for the fiscal year ended and the 30-day SEC yield was 2.47% as of September 30, 2009. The duration of the portfolio was 6.41 years and the average maturity was 6.42 years. In terms of quality of holdings, we have had to adjust our process as the rating agencies have undergone significant dislocations produced by the credit crisis of 2008-2009 and the failure of some of the largest municipal bond insurers. Not all issues are covered by all rating agencies, and when they overlap there can be disagreement. We have reviewed our holdings against Moody's, Standard & Poor's and Fitch's ratings and taken the rating which we feel best matches our internal

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE BARCLAYS CAPITAL MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL DEBT FUNDS INDEX FOR MADISON MOSAIC NATIONAL FUND



Average Annual Total Return		
1 Year	5 Year	10 Year
11.73%	3.42%	4.66%

Past performance is not predictive of future performance. Graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
**The Barclays Municipal Index is a benchmark index produced by Barclays Capital that includes tax-exempt bonds with maturities greater than two years selected from issues larger than $50 million.
***The Lipper General Municipal Debt Funds Index includes the 30 largest municipal debt funds tracked byLipper Inc. The index's returns include net reinvested dividends.
The Lipper General Municiapl Debt Funds Index secondary benchmark will not be provided in future reports. As of the date of this report, no replacement secondary benchmark has been identified.

Management's Discussion of Fund Performance • September 30, 2009 (concluded)

analysis to achieve our published quality percentages. Since we are very selective about underlying issuers and seek only the highest quality bonds, our ratings tend to match the higher categories when rating agencies disagree. Where there are gaps in ratings due to the loss of insurance, we have made prudent rating assessments based on the underlying issuer. We have also taken bonds which are pre-refunded or escrowed to maturity (in other words, backed by U.S. Treasuries) and assigned them an AAA rating. Approximately 35% was in the equivalent of Moody's top Aaa rating, 31% was Aa, 23% A, 5% Bbb, while 6% was not currently rated. Recent purchases included Atlanta, Georgia Water & Wastewater Revenue bonds and Dare

County, North Carolina Certificates of Participation Lease Appropriation bonds.

We appreciate your confidence in Madison Mosaic Funds and reaffirm our commitment to provide you with competitive returns to meet your investment objectives.

Sincerely,

Michael J. Peters, CFA
Vice President

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF MADISON MOSAIC TAX-FREE TRUST

We have audited the accompanying statements of assets and liabilities, including the portfolio of investments of the Madison Mosaic Tax-Free Trust (the "Trust"), including the Virginia Tax-Free Fund and Tax-Free National Fund (collectively, the "Funds"), as of September 30, 2009 and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly we

express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2009 by correspondence with the Funds' custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Trust as of September 30, 2009, and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended and financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 23, 2009

Virginia Fund • Portfolio of Investments

CREDIT RATING*			PRINCIPAL AMOUNT	VALUE
MOODY'S	**S&P**			
		LONG TERM MUNICIPAL BONDS: 98.1% of net assets		
		ECONOMIC DEVELOPMENT: 9.5%		
Aa3	AAA	James City County Economic Development Authority Revenue (FSA Insured), 5%, 6/15/19	$1,050,000	$1,180,242
Aa2	AA	Newport News Economic Development Authority Revenue, 5%, 7/1/25	745,000	819,507
Aa2	AAA	Roanoke County Economic Development Authority Lease Revenue (Assured Guaranty Insured), 5%, 10/15/16	400,000	473,988
		EDUCATION: 12.0%		
Aa1	AA+	Fairfax County Economic Development Authority, Facilities Revenue, 5%, 4/1/21	1,000,000	1,095,750
A3	nr	Prince William County, Development Authority Educational Facilities Revenue, 5%, 10/1/18	150,000	158,122
Aaa	AAA	University of Virginia Revenue Bond, 5%, 6/1/40	255,000	275,426
Aa1	AA	Virginia College Building Authority, Public Higher Education Financing Program Series A, 5%, 9/1/26	140,000	157,541
Aa1	AA+	Virginia College Building Authority, 21st Century College and Equipment Series A, 5%, 2/1/29	375,000	417,817
Aa2	AA	Virginia Polytech Institute & State University Revenue (AMBAC Insured), 5%, 6/1/14	775,000	888,243
A1	AA-	Virginia Public School Authority, Special Obligation Fluvanna County, 5%, 12/1/18	100,000	112,997
		GENERAL OBLIGATION: 12.6%		
Aaa	AAA	Alexandria, 5%, 1/1/16	200,000	235,922
Aa2	AA+	Chesapeake Public Improvements, 4%, 8/1/22	70,000	75,389
A1	nr	Hopewell-Series A, 5.875%, 7/15/34	500,000	546,820
Aaa	AAA	Loudoun County, 5%, 10/1/13	500,000	539,550
Aaa	AAA	Loudoun County, 5%, 12/1/18	165,000	196,599
Aa2	nr	Prince George (Assured Guaranty Insured), 5%, 2/1/20	200,000	229,892
Aa3	AAA	Richmond (Assured Guaranty Insured), 5%, 7/15/23	750,000	816,968
Aa3	AA	Spotsylvania County (MBIA Insured),4.25%, 1/15/13	250,000	273,502
Aaa	AAA	Virginia State, 5%, 6/1/26	300,000	340,290
		HOSPITAL: 11.9%		
A1	nr	Augusta County Industrial Development Authority, Hospital Revenue, 5.25%, 9/1/20	1,000,000	1,089,250
nr	A-	Charlotte County Industrial Development Authority, Revenue Bond, Halifax Regional Hospital, 5%, 9/1/16	335,000	340,867
Aa2	AA+	Fairfax County Redevelopment & Housing Authority Revenue Bond, 5%, 10/1/39	300,000	318,156
A3	A	Hanover County Industrial Development Authority, Revenue Bond, Secours Health System (MBIA Insured), 6%, 8/15/10	200,000	207,632
A1	A+	Roanoke Industrial Development Authority, Hospital Revenue (Carilion Health Systems) (MBIA Insured), 5.5%, 7/1/16	500,000	535,330
Aaa#	AAA	Roanoke Industrial Development Authority, Hospital Revenue (ETM) (Roanoke Memorial Hospitals) (MBIA Insured), 6.125%, 7/1/17	500,000	599,060
		HOUSING: 7.5%		
nr	AAA	Fairfax County Redevelopment & Housing Authority, Multi-Family Housing Revenue (Castel Lani Project) (FHA Insured) (AMT), 5.5%, 4/1/28	415,000	415,925
nr	AAA	Suffolk Redevelopment & Housing Authority, Multi-Family Housing Revenue (FNMA Insured), 5.6%, 2/1/33	1,250,000	1,273,363
Aa1	AA+	Virginia State Housing Authority, Development Authority Rental Housing, 4.8%, 10/1/39	250,000	251,515

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	
MOODY'S	**S&P**		**AMOUNT**	**VALUE**
		INDUSTRIAL DEVELOPMENT: 17.7%		
Aa1	AA+	Arlington County Industrial Development Authority Revenue, County Projects, Series A, 2.75%, 12/15/17	$ 250,000	$ 255,160
A3	nr	Fairfax County Economic Development Authority (National Wildlife Assoc.), 5.25%, 9/1/19	1,000,000	1,011,110
Baa1	A	Gloucester County Economic Development Authority, Lease Revenue (Courthouse Project) (MBIA Insured), 4.375%, 11/1/25	500,000	520,955
A3	A	Henrico County Industrial Development Authority Revenue (MBIA Insured), 6%, 8/15/16	300,000	334,338
Aa1	nr	Loudoun County Industrial Development Authority, Northern VA Criminal Justice, 4%, 6/1/19	500,000	530,570
A1	A	Northwestern Regional Jail Authority, Facilities Revenue (MBIA Insured) 5%, 7/1/19	50,000	54,354
Aa3	nr	Prince William County Economic Development Authority, Lease Revenue, 5.25%, 2/1/18	675,000	805,829
Baa1	A+	Stafford County Industrial Development Authority Revenue, Municipal League Association (MBIA Insured), 4.5%, 8/1/25	700,000	712,523
nr	A	Stafford County Industrial Development Authority Revenue, Municipal League Association, 5%, 8/1/21	315,000	347,527
		LEASING AND OTHER FACILITIES: 3.1%		
Aa2	nr	Prince William County, County Facility (AMBAC Insured), 5%, 6/1/22	750,000	809,235
		TRANSPORTATION: 2.4%		
nr	A	Richmond Metropolitan Authority Expressway Revenue (FGIC Insured) (MBIA Insured), 5.25%, 7/15/12	350,000	387,793
nr	A	Richmond Metropolitan Authority Expressway Revenue (FGIC Insured) (MBIA Insured), 5.25%, 7/15/22	200,000	226,932
		UTILITIES: 5.5%		
Aa3	AAA	Richmond Public Utility Revenue (FSA Insured), 4.5%, 1/15/33	300,000	311,679
A3	nr	Southeastern Public Service Authority Revenue (AMBAC), 5%, 7/1/15	1,000,000	1,111,360
		WATER & WASTE: 15.9%		
Aaa	AAA	Fairfax County Water Authority Revenue, 5.25%, 4/1/23	180,000	225,796
nr	BBB	Frederick Regional Sewer System Revenue (AMBAC) (AMT), 5%, 10/1/15	570,000	665,361
Aa3	AAA	Henry County Water & Sewer Revenue (FSA Insured), 5.25%, 11/15/13	700,000	783,174
Aa3	AAA	Henry County Water & Sewer Revenue (FSA Insured), 5.25%, 11/15/15	150,000	171,684
A1	A	Norfolk Water Revenue (MBIA Insured), 5.9%, 11/1/25	210,000	209,985
Aaa#	AAA	Puerto Rico Commonwealth Infrastructure (ETM), 5.5%, 10/1/34	500,000	530,535
Aa3	AA+	Upper Occoquan Sewer, Regional Sewer Revenue (MBIA Insured), 5.15%, 7/1/20	1,000,000	1,183,980
Aaa	AAA	Virginia Resource Authority Clean Water Revenue, 5%, 10/1/27	300,000	340,638
		TOTAL INVESTMENTS (Cost $24,079,907)		$25,396,181
		CASH AND RECEIVABLES LESS LIABILITIES: 1.9% of net assets		486,939
		NET ASSETS: 100%		$25,883,120

The Notes to Financial Statements are an integral part of these statements.

National Fund • Portfolio of Investments

MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
CREDIT RATING*				
		LONG TERM MUNICIPAL BONDS: 97.8% of net assets		
		ALABAMA: 1.5%		
Aa2	AAA	Troy University Facilities Revenue, Series A (Assured Guaranty Insured), 4.125%, 11/1/23	$ 420,000	$ 426,749
		ARIZONA: 6.6%		
Aaa#	AAA	Arizona Health Facilities Authority, Hospital Revenue (ETM) (Phoenix Baptist Hospital) (MBIA Insured), 6.25%, 9/1/11	40,000	41,820
Baa1	nr	Arizona Tourism & Sports Authority Tax Revenue Bond, 5%, 7/1/16	100,000	101,284
Aa3	AA-	Arizona Transportation Board, Grant Antic, 5%, 7/1/13	135,000	151,799
A2	AA	Glendale Western Loop 101 Public Facilities Revenue, 6%, 7/1/24	525,000	583,690
nr	nr	Maricopa County Stadium Revenue Bond (AMBAC Insured), 5.25%, 6/1/12	250,000	275,965
Aa3	AAA	Maricopa County Unified School District #41 (Gilbert) (FSA Insured), 5.8%, 7/1/14	250,000	292,123
Baa3	nr	Maricopa County, Unified School District #090 Saddle Mountain, 5%, 7/1/14	75,000	79,747
A3	A	Northern Arizona University (AMBAC Insured), 5%, 9/1/23	150,000	157,977
Aa2	AAA	Tempe Excise Tax Revenue, 5%, 1/1/20	225,000	248,177
		ARKANSAS: 0.7%		
Aa3	AAA	Fort Smith Water & Sewer Revenue (FSA Insured), 5%, 10/1/21	175,000	203,145
		DISTRICT OF COLUMBIA: 1.1%		
A1	A	District of Columbia, Series B-3, 5.5%, 6/1/12	285,000	311,984
		FLORIDA: 8.5%		
nr	A	Emerald Coast Utilities Authority Revenue Bond (FGIC Insured) (MBIA Insured), 5%, 1/1/25	1,010,000	1,052,965
Aa3	nr	Palm Beach County Solid Waste Authority Revenue Bond (AMBAC Insured), 6%, 10/1/10	600,000	626,220
Aa3	AAA	Peace River, Manasota Regional Water Supply Authority Revenue Bond (FSA Insured), 5%, 10/1/23	750,000	793,680
		GEORGIA: 2.2%		
Aa3	AAA	Atlanta Water & Wastewater Revenue Bond (FSA Insured), 5.75%, 11/1/30	300,000	361,752
A3	nr	Emanuel County Hospital Revenue (AMBAC Insured), 4.3%, 7/1/17	250,000	282,240
		ILLINOIS: 4.9%		
Aa3	nr	Regional Illinois Transportation Authority, Transit Revenue (AMBAC Insured), 7.2%, 11/1/20	300,000	369,750
A1	nr	Winnebago County, Public Safety Sales Tax Revenue (MBIA Insured), 5%, 12/30/24	1,000,000	1,063,390
		INDIANA: 5.9%		
Aa2	AAA	Indianapolis Local Improvement Bond Bank, Waterworks Project, Series A (Assured Guaranty Insured), 5.5%, 1/1/38	475,000	532,280
Aa3	AAA	Western Boone, Multi School Building Corp (FSA Insured), 5%, 1/10/20	1,015,000	1,198,065
		IOWA: 1.9%		
Aa3	nr	Ankeny–Series B, 4%, 6/1/17	500,000	545,710
		KENTUCKY: 0.4%		
Aa3	nr	Laurel County Finance Corp. School Building Revenue (FSA Insured), 4%, 6/1/16	110,000	122,122
		MARYLAND: 0.3%		
Aaa#	AAA	Maryland State Transportation Authority Transportation Facilities Project Revenue (ETM), 6.8%, 7/1/16	70,000	81,378

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		MASSACHUSETTS: 4.0%		
Aa2	AA	Massachusetts Bay Transportation Authority, Transit Revenue, 7%, 3/1/14	$ 1,000,000	$ 1,163,360
		MICHIGAN: 5.4%		
A2	A+	Charles Stewart Mott Community College (MBIA Insured), 5%, 5/1/18	720,000	790,272
Aa3	AA-	Detroit City School District (FGIC Insured), 6%, 5/1/20	300,000	326,706
A1	AA-	Redford United School District (AMBAC Insured), 5%, 5/1/22	410,000	445,117
		MISSISSIPPI: 4.2%		
Aaa#	AAA	Harrison County Wastewater Management District, Sewer Revenue (ETM) (Wastewater Treatment Facilities) (FGIC Insured), 7.75%, 2/1/14	500,000	629,340
Aaa#	AAA	Harrison County Wastewater Management District, Sewer Revenue (ETM) (Wastewater Treatment Facilities) (FGIC Insured), 8.5%, 2/1/13	500,000	592,465
		MISSOURI: 6.3%		
Aaa#	AAA	Jefferson County School District (ETM), 6.7%, 3/1/11	105,000	110,339
Aa1	nr	Lees Summit, 4.7%, 4/1/21	325,000	344,168
Aa1	AA+	Missouri State Board Public Buildings, 5.5%, 10/15/13	300,000	348,135
Aaa#	AAA	Missouri State Highway & Transportation, Street & Road Revenue (Prerefunded 2/1/11 @100), 5.25%, 2/1/20	200,000	212,256
Aaa#	AAA	St Louis County, Mortgage Revenue Bond (ETM) (AMT), 5.65%, 2/1/20	500,000	575,575
Baa2	BBB+	St Louis Industrial Development Authority Pollution Control Revenue, 6.65%, 5/1/16	200,000	237,470
		NEW JERSEY: 4.5%		
Aaa#	AAA	New Jersey State Turnpike Authority Revenue (ETM), 6.5%, 1/1/16	850,000	1,010,480
Aa1	AAA	New Jersey State Turnpike Authority Revenue, 5.25%, 1/1/28	250,000	303,668
		NORTH CAROLINA: 13.0%		
A1	AA-	Dare County, Certificate Participation (AMBAC Insured), 5%, 6/1/23	600,000	629,754
nr[1]	nr[1]	Lincolnton Enterprise Systems Revenue Bond, 5%, 5/1/17	800,000	870,384
Baa1	nr	North Carolina Medical Care Community Revenue (HUD Section 8), 5.5%, 10/1/24	500,000	470,330
Aa2	AA+	Raleigh, Certificate Participation, Leasing Revenue, 4.75%, 6/1/25	590,000	615,476
A1	A+	University North Carolina Systems Pool Revenue Series A (NATL-RE Insured), 5%, 10/1/15	215,000	245,751
nr[1]	nr[1]	University North Carolina Systems (AMBAC Insured), 5.25%, 4/1/21	890,000	968,178
		PENNSYLVANIA: 7.5%		
A1	A	Lehigh County General Obligation (Lehigh Valley Hospital) (MBIA Insured), 7%, 7/1/16	1,000,000	1,135,350
A1	A+	Pennsylvania Higher Educational Facilities Authority Revenue Bond (MBIA Insured), 5%, 4/1/20	1,000,000	1,057,240
		TEXAS: 9.0%		
Aa3	AA	Austin Water and Wastewater Revenue (MBIA Insured), 5%, 5/15/20	400,000	442,704
nr	AAA	Harris County, 5.75%, 10/1/24	250,000	298,595
Aa3	AAA	Laredo International Toll Bridge Revenue (FSA Insured), 5%, 10/1/16	100,000	112,935
Aaa#	AAA	Lower Colorado River Authority, Utility Revenue (ETM) (AMBAC Insured), 6%, 1/1/17	305,000	376,864
Aa3	AA+	Mueller Local Government, Contract Revenue, 5%, 9/1/25	1,280,000	1,390,298

[1] Madison Investment Advisors internal rating: A+

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	
MOODY'S	**S&P**		**AMOUNT**	**VALUE**
		VIRGINIA: 4.7%		
Aa2	AA+	Fairfax County Redevelopment & Housing Authority Revenue Bond, 5%, 10/1/39	$ 265,000	$ 281,038
Aa3	AAA	Henry County Water & Sewer Revenue (FSA Insured), 5.25%, 11/15/15	150,000	171,684
A1	nr	Hopewell-Series A, 5.875%, 7/15/34	500,000	546,820
Aa2	nr	Prince George (Assured Guaranty Insured), 5%, 2/1/20	100,000	114,946
Aa1	AA+	Virginia State Housing Authority, Development Authority Rental Housing, 4.8%, 10/1/39	250,000	251,515
		WASHINGTON: 3.5%		
Aa3	AAA	Grays Harbor County Public Utility #001, Electric Revenue Bond (FSA Insured), 5.25%, 7/1/24	605,000	664,865
Aa1	AAA	King County School District #415 Kent (FSA Insured), 5.5%, 6/1/16	300,000	359,946
		WISCONSIN: 1.7%		
nr	BBB	Wisconsin Health & Educational Facilities Authority Revenue Bond, Carroll College Inc. Project,		
		5.25%, 10/1/21	200,000	193,268
Aa3	AA	Wisconsin-Series C, 5%, 5/1/24	285,000	303,904
		TOTAL INVESTMENTS (Cost $26,893,359)		$28,495,208
		CASH AND RECEIVABLES LESS LIABILITIES: 2.2% of net assets		648,107
		NET ASSETS: 100%		$29,143,315

NOTES TO PORTFOLIOS OF INVESTMENTS:

#	Refunded or escrowed to maturity
AMBAC	American Municipal Bond Assurance Corporation
AMT	Subject to Alternative Minimum Tax
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FSA	Financial Security Assurance
MBIA	Municipal Bond Investors Assurance Corporation
Moody's	Moody's Investors Service, Inc.
nr	Not rated
S&P	Standard & Poor's Corporation
*	Credit ratings are unaudited
ETM	Escrowed to Maturity
FNMA	Federal National Mortgage Association
NATL-RE	National Reinsurance

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities

	Virginia Fund	National Fund
ASSETS		
Investment securities, at value* (Note 1)	$25,396,181	$28,495,208
Cash	165,282	342,462
Receivables		
Investment securities sold	--	537,411
Interest	325,299	424,223
Capital shares sold	10,196	900
Total assets	25,896,958	29,800,204
LIABILITIES		
Payables		
Investment securities purchased	-	636,783
Dividends	5,525	10,692
Capital shares redeemed	563	1,664
Independent trustee fees	750	750
Auditor fees	7,000	7,000
Total liabilities	13,838	656,889
NET ASSETS	$25,883,120	$29,143,315
Net assets consists of:		
Paid in capital	$24,486,139	$27,413,465
Accumulated net realized gains	80,707	128,001
Net unrealized appreciation on investments	1,316,274	1,601,849
Net assets	$25,883,120	$29,143,315
CAPITAL SHARES OUTSTANDING		
An unlimited number of capital shares, without par value, are authorized (Note 6)	2,181,431	2,627,116
NET ASSET VALUE PER SHARE	$11.87	$11.09
* INVESTMENT SECURITIES, AT COST	$24,079,907	$26,893,359

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the year ended September 30, 2009

	Virginia Fund	National Fund
INVESTMENT INCOME (Note 1)		
Interest income	$ 1,001,607	$ 1,238,793
EXPENSES (Notes 2, 3 and 7)		
Investment advisory fees	146,019	171,963
Other expenses	84,107	109,051
Independent trustee fees	3,000	3,000
Auditor fees	7,000	7,000
Line of credit interest and fees	250	250
Total expenses	240,376	291,264
NET INVESTMENT INCOME	761,231	947,529
REALIZED AND UNREALIZED GAIN ON INVESTMENTS		
Net realized gain on investments	125,518	156,065
Change in net unrealized appreciation of investments	1,713,182	1,949,307
NET GAIN ON INVESTMENTS	1,838,700	2,105,372
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 2,599,931	$ 3,052,901

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

	Virginia Fund		National Fund	
	Year Ended September 30,		Year Ended September 30,	
	2009	**2008**	**2009**	**2008**
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 761,231	$ 769,172	$ 947,529	$ 981,496
Net realized gain on investments	125,518	61,692	156,065	147,208
Change in net unrealized appreciation (depreciation) on investments	1,713,182	(855,772)	1,949,307	(1,112,006)
Total increase (decrease) in net assets resulting from operations	2,599,931	(24,908)	3,052,901	16,698
DISTRIBUTION TO SHAREHOLDERS				
From net investment income	(761,231)	(769,172)	(947,529)	(981,496)
From net realized gains	(101,666)	(69,995)	(175,272)	(73,627)
Total distributions	(862,897)	(839,167)	(1,122,801)	(1,055,123)
CAPITAL SHARE TRANSACTIONS (Note 6)	1,730,514	39,429	615,078	(942,630)
NET INCREASE (DECREASE) IN NET ASSETS	3,467,548	(824,646)	2,545,178	(1,981,055)
NET ASSETS				
Beginning of period	$22,415,572	$23,240,218	$26,598,137	$28,579,192
End of period	$25,883,120	$22,415,572	$29,143,315	$26,598,137

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the year indicated.

VIRGINIA FUND

	Year Ended September 30,				
	2009	**2008**	**2007**	**2006**	**2005**
Net asset value, beginning of year	$11.01	$11.43	$11.63	$11.69	$11.92
Investment operations:					
Net investment income	0.37	0.38	0.39	0.39	0.38
Net realized and unrealized gain (loss) on investments	0.91	(0.39)	(0.15)	(0.05)	(0.15)
Total from investment operations	1.28	(0.01)	0.24	0.34	0.23
Less distribution from:					
Net investment income	(0.37)	(0.38)	(0.39)	(0.39)	(0.38)
Net realized gains	(0.05)	(0.03)	(0.05)	(0.01)	(0.08)
Total distributions	(0.42)	(0.41)	(0.44)	(0.40)	(0.46)
Net asset value, end of year	$11.87	$11.01	$11.43	$11.63	$11.69
Total return (%)	11.87	(0.11)	2.13	2.98	1.94
Ratios and supplemental data					
Net assets, end of year (in thousands)	$25,883	$22,416	$23,240	$26,225	$27,649
Ratio of expenses to average net assets (%)	1.03	1.03	1.03	1.02	1.02
Ratio of net investment income to average net assets (%)	3.26	3.31	3.37	3.33	3.22
Portfolio turnover (%)	18	7	12	21	12

NATIONAL FUND

	Year Ended September 30,				
	2009	**2008**	**2007**	**2006**	**2005**
Net asset value, beginning of year	$10.34	$10.75	$10.95	$11.11	$11.35
Investment operations:					
Net investment income	0.37	0.38	0.38	0.38	0.37
Net realized and unrealized gain (loss) on investments	0.82	(0.38)	(0.15)	(0.10)	(0.24)
Total from investment operations	1.19	0.00	0.23	0.28	0.13
Less distribution from:					
Net investment income	(0.37)	(0.38)	(0.38)	(0.38)	(0.37)
Net realized gains	(0.07)	(0.03)	(0.05)	(0.06)	--
Total distributions	(0.44)	(0.41)	(0.43)	(0.44)	(0.37)
Net asset value, end of year	$11.09	$10.34	$10.75	$10.95	$11.11
Total return (%)	11.73	(0.13)	2.14	2.56	1.19
Ratios and supplemental data					
Net assets, end of year (in thousands)	$29,143	$26,598	$28,579	$30,721	$21,576
Ratio of expenses to average net assets (%)	1.06	1.06	1.05	1.06	1.07
Ratio of net investment income to average net assets (%)	3.44	3.47	3.52	3.45	3.31
Portfolio turnover (%)	17	13	17	34	9

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies.

Madison Mosaic Tax-Free Trust (the "Trust") is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains two separate funds, the Virginia Tax-Free Fund (the "Virginia Fund") and the Tax-Free National Fund (the "National Fund") (collectively the "Funds"), which invest principally in securities exempt from federal income taxes, commonly known as "municipal" securities. The Virginia Fund invests solely in securities exempt from both federal and state income taxes. The National Fund invests in securities exempt from federal taxes. Both Funds invest in intermediate and long-term securities. Because the Trust is 100% no-load, the shares of each Fund are offered and redeemed at the net asset value per share.

Securities Valuation: The Funds adopted Financial Accounting Standards Board ("FASB") guidance on fair value measurements effective January 1, 2008. Fair value is defined as the price that the Funds would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability

developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes.

Various inputs as noted above are used in determining the value of the Funds' investments and other financial instruments. These inputs are summarized in the three broad levels listed below.

- Level 1: Quoted prices in active markets for identical securities

- Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

- Level 3: Significant unobservable inputs (including the Funds' own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. In April 2009, the FASB issued guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly.

The following table represents the Funds' investments carried on the Statements of Assets and Liabilities by caption and by level within the fair value hierarchy as of September 30, 2009:

Fund	Level 1	Level 2	Level 3	Value at 9/30/2009
Virginia Fund				
Long Term Municipal Bonds	$ --	$25,396,181	$ --	$25,396,181
Total	$ --	$25,396,181	$ --	$25,396,181
National Fund				
Long Term Municipal Bonds	--	$28,495,208	--	$28,495,208
Total	$ --	$28,495,208	$ --	$28,495,208

At September 30, 2009 and for the year then ended, the Funds held no Level 3 securities. Please see the Portfolio of Investments for each respective Fund for a listing of all securities within the Long Term Municipal Bond category.

Notes to Financial Statements (continued)

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income and Gains: Distributions are recorded on the ex-dividend date. Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders monthly. Capital gain distributions, if any, are declared and paid annually at calendar year-end. Additional distributions may be made if necessary. Distributions paid during the years ended September 30, 2009 and 2008 were identical for book purposes and tax purposes.

The tax character of distributions paid for the Virginia Fund was $101,666 long-term for the year ended September 30, 2009 and $69,995 long-term for the year ended September 30, 2008. The tax character of distributions paid for the National Fund was $175,272 long-term for the year ended September 30, 2009 and $1,382 short-term and $72,245 long-term for the year ended September 30, 2008. There were no short-term capital gain distributions for the Virginia Fund for the years ended September 30, 2009 or 2008 or the National Fund for the year ended September 30, 2009.

As of September 30, 2009, the components of distributable earnings on a tax basis were as follows:

Virginia Fund:

Accumulated net realized gains	$ 80,707
Net unrealized appreciation on investments	1,316,274
	$1,396,981

National Fund:

Accumulated net realized gains	$ 128,001
Net unrealized appreciation on investments	1,601,849
	$1,729,850

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Funds to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes.

The Funds adopted the provisions of FASB guidance on accounting for uncertainty in income taxes on June 29, 2007. The implementation resulted in no material liability for unrecognized tax benefits and no material change to the beginning net asset value of the Funds.

As of and during the year ended September 30, 2009, the Funds did not have a liability for any unrecognized tax benefits. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Funds did not incur any interest or penalties.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fees. The Investment Advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee equal to 0.625% per annum of the average net assets of the Funds. The fees are accrued daily and are paid monthly.

3. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all necessary operational and support services for a fee based on a percentage of average net assets, other than

Notes to Financial Statements (continued)

the expenses of the Trust's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost and any costs associated with the Lines of Credit described in Note 7. The Funds also pay their fees related to portfolio holdings and extraordinary or nonrecurring fees. For the year ended September 30, 2009, the services fee was based on the following percentage of average net assets: (i) 0.36% for the Virginia Fund, and (ii) 0.40% for the National Fund on assets less than $25 million and 0.36% for all assets greater than $25 million. The Funds use U.S. Bancorp Fund Services LLC as their transfer agent and U.S. Bank as their custodian. The transfer agent and custodian fees are paid by the Advisor and allocated to the Funds pursuant to a services agreement and are included in other expenses. The amount paid by each Fund directly for Independent Service Providers fees for the year was $10,000.

4. Aggregate Cost and Unrealized Appreciation. The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are stated as follows as of September 30, 2009:

	Virginia Fund	National Fund
Aggregate Cost	$24,079,907	$26,893,359
Gross unrealized appreciation	1,319,460	1,677,138
Gross unrealized depreciation	(3,186)	(75,289)
Net unrealized appreciation	1,316,274	1,601,849

5. Investment Transactions. Purchases and sales of securities (excluding short-term securities) for the year ended September 30, 2009, were as follows:

	Purchases	Sales
Virginia Fund	$5,733,551	$4,159,825
National Fund	$5,181,215	$4,606,989

In March 2008, the FASB issued guidance intended to enhance financial statement disclosures for derivative instruments and hedging activities and enable investors to understand: a) how and why a fund uses derivative instruments, b) how derivative instruments and related hedge fund items are accounted for, and c) how derivative instruments and related hedge items affect a fund's financial position, results of operations and cash flows. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of the new guidance and its impact on the financial statements has not yet been determined.

6. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

Virginia Fund	Year Ended September 30, 2009	2008
In Dollars		
Shares sold	$ 3,457,345	$1,359,181
Shares issued in reinvestment of dividends	792,426	778,084
Total shares issued	4,249,771	2,137,265
Shares redeemed	(2,519,257)	(2,097,836)
Net increase	$ 1,730,514	$ 39,429
In Shares		
Shares sold	300,038	118,374
Shares issued in reinvestment of dividends	69,235	68,316
Total shares issued	369,273	186,690
Shares redeemed	(223,951)	(183,005)
Net increase	145,322	3,685

National Fund	Year Ended September 30, 2009	2008
In Dollars		
Shares sold	$ 2,057,060	$1,132,742
Shares issued in reinvestment of dividends	979,189	906,497
Total shares issued	3,036,249	2,039,239
Shares redeemed	(2,421,171)	(2,981,869)
Net increase (decrease)	$ 615,078	$ (942,630)
In Shares		
Shares sold	191,634	106,051
Shares issued in reinvestment of dividends	91,606	84,717
Total shares issued	283,240	190,768
Shares redeemed	(228,008)	(277,216)
Net increase (decrease)	55,232	(86,448)

Notes to Financial Statements (concluded)

7. Lines of Credit. The Virginia Fund has a $7.5 million and the National Fund has an $8 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 0.5% (effective rate of 2.75% at September 30, 2009). The lines of credit contain loan covenants with respect to certain financial ratios and operating matters. Both Funds were in compliance with these covenants as of September 30, 2009 and 2008. During the year ended September 30, 2009, neither Fund borrowed on their lines of credit.

8. Subsequent Events. Management has evaluated the impact of all subsequent events on the Trust through November 23, the date the financial statements were issued.

Fund Expenses (unaudited)

Example: This Example is intended to help you understand your costs (in dollars) of investing in a Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 2 and 3 above for an explanation of the types of costs charged by the funds.

This Example is based on an investment of $1,000 invested on April 1, 2009 and held for the six-months ended September 30, 2009.

Actual Expenses

The following table titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Virginia Fund	4.22%	$1,000.00	$1,042.17	1.03%	$5.22
National Fund	4.82%	$1,000.00	$1,048.20	1.06%	$5.40

[1] For the six months ended September 30, 2009.
[2] Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3] Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Hypothetical Example for Comparison Purposes
The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not either fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in a Madison Mosaic Tax-Free Trust Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Madison Mosaic Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Fund Expenses (concluded)

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Virginia Fund	5.00%	$1,000.00	$1,025.33	1.03%	$5.22
National Fund	5.00%	$1,000.00	$1,025.33	1.06%	$5.37

[1]For the six months ended September 30, 2009.

[2]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

MADISON MOSAIC TAX-FREE TRUST September 30, 2009

Management Information

Interested Trustees and Officers

Name and Year of Birth	Position(s) and Length of Time Served	Principal Occupation(s) During Past Five Years	Other Directorships/Trusteeships
Katherine L. Frank[1] 1960	President, 1996 – Present, and Trustee, 2001– Present	Madison Investment Advisors, Inc. ("MIA"), Managing Director and Vice President, 1986 – Present; Madison Asset Management, LLC ("MAM"), Director and Vice President, 2004 – Present; Madison Mosaic, LLC, President, 1996 – Present; Madison Mosaic Funds (13 funds, including the Trust) and Madison Strategic Sector Premium Fund (closed end fund), President, 1996 – Present ; Madison/Claymore Covered Call and Equity Strategy Fund (closed end fund), Vice President, 2005 – Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19) (mutual funds), President, 2009 – Present	Madison Mosaic Funds (all but Equity Trust) and Madison Strategic Sector Premium Fund, 1996 – Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), 2009 – Present
Frank E. Burgess 1942	Trustee and Vice President, 1996 – Present	MIA, Founder, President and Director, 1973 – Present; MAM, President and Director, 2004 – Present; Madison Mosaic Funds (13 funds, including the Trust) and Madison Strategic Sector Premium Fund, Vice President, 1996 – Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), Vice President, 2009 – Present	Madison Mosaic Funds (13), Madison Strategic Sector Premium Fund, and Madison/Claymore Covered Call & Equity Strategy Fund, 1996 – Present; Capitol Bank of Madison, WI, 1995 – Present; American Riviera Bank of Santa Barbara, CA, 2006 – Present
Jay R. Sekelsky 1959	Vice President, 1996 – Present	MIA, Managing Director and Vice President, 1990 – Present; MAM, Director, 2009 – Present; Madison Mosaic, LLC, Vice President, 1996 – Present; Madison Mosaic Funds (13 funds, including the Trust) and Madison Strategic Sector Premium Fund, Vice President, 1996 – Present; Madison/Claymore Covered Call & Equity Strategy Fund, Vice President, 2004 – Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), Vice President, 2009 – Present	N/A

[1] "Interested person" as defined in the Investment Company Act of 1940. Considered an interested Trustee because of the position held with the investment advisor of the Fund.

Management Information (continued)

Name and Year of Birth	Position(s) and Length of Time Served	Principal Occupation(s) During Past Five Years	Other Directorships/Trusteeships
Paul Lefurgey 1964	Vice President, 2009 — Present	MIA, Managing Director, Head of Fixed Income, 2005 — Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, Vice President, 2009 — Present; MEMBERS Capital Advisors, Inc. ("MCA") (investment advisory firm), Madison, WI, Vice President 2003 — 2005; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), Vice President, 2009 — Present	N/A
Greg D. Hoppe 1969	Treasurer, 2009 — Present Chief Financial Officer, 1999 — 2009	MIA, Vice President, 1999 — Present; MAM, Vice President, 2009 — Present; Madison Mosaic, LLC, Vice President, 1999 — Present; Madison Mosaic Funds (13 funds, including the Fund), Treasurer, 2009 — Present; Chief Financial Officer, 1999 — 2009; Madison Strategic Sector Premium Fund, Treasurer, 2005 — Present; Chief Financial Officer, 2005 — 2009; Madison/Claymore Covered Call & Equity Strategy Fund, Vice President, 2008 — Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), Treasurer, 2009 — Present	N/A
Holly S. Baggot 1960	Secretary and Assistant Treasurer, 2009 — Present	MAM, Vice President, 2009 — Present; MCA, Director-Mutual Funds, 2008 — 2009; Director-Mutual Fund Operations, 2006 — 2008; Operations Officer-Mutual Funds, 2005 — 2006; Senior Manager-Product & Fund Operations, 2001 — 2005; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, Secretary and Assistant Treasurer, 2009 — Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), Assistant Treasurer, 2009 — Present; Secretary, 1999 — Present; Treasurer, 2008 — 2009; Assistant Treasurer, 1997 — 2007	N/A
W. Richard Mason 1960	Chief Compliance Officer, 1992 — Present Corporate Counsel and Assistant Secretary, 2009 — Present General Counsel and Secretary, 1992 — 2009	MIA, MAM, Madison Scottsdale, LC (an affiliated investment advisory firm of MIA) and Madison Mosaic, LLC, General Counsel and Chief Compliance Officer, 1996 — 2009; Chief Compliance Officer and Corporate Counsel, 2009 — Present; Mosaic Funds Distributor, LLC (an affiliated brokerage firm of MIA), Principal, 1998 — Present; Concord Asset Management ("Concord") (an affiliated investment advisory firm of MIA), LLC, General Counsel, 1996 — 2009; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, General Counsel, Chief Compliance Officer, 1992 — 2009; Chief Compliance Officer, Corporate Counsel, Secretary and Assistant Secretary, 2009 — Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), Chief Compliance Officer, Corporate Counsel and Assistant Secretary, 2009 — Present	N/A

Management Information (concluded)

Name and Year of Birth	Position(s) and Length of Time Served	Principal Occupation(s) During Past Five Years	Other Directorships/Trusteeships
Pamela M. Krill 1966	General Counsel, Chief Legal Officer and Assistant Secretary, 2009 — Present	MIA, MAM, Madison Scottsdale, LC, Madison Mosaic, LLC, Mosaic Funds Distributor, and Concord, General Counsel and Chief Legal Officer, 2009 — Present; Madison Mosaic Funds (13 funds, including the Trust) and Madison Strategic Sector Premium Fund, General Counsel, Chief Legal Officer and Assistant Secretary, 2009 — Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), General Counsel, Chief Legal Officer and Assistant Secretary, 2009 — Present; CUNA Mutual Insurance Society (insurance company with affiliated investment advisory, brokerage and mutual fund operations), Madison, WI, Managing Associate General Counsel-Securities & Investments, 2007 — 2009; Godfrey & Kahn, S.C. (law firm), Madison and Milwaukee, WI, Shareholder, Securities Practice Group, 1994-2007	N/A

Independent Trustees

Name and Year of Birth	Position(s) and Length of Time Served[1]	Principal Occupation(s) During Past Five Years	Portfolios Overseen in Fund Complex[2]	Other Directorships/Trusteeships
Lorence D. Wheeler 1938	Trustee, 1996 — Present	Retired investor; Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide), Madison, WI, President, 1997 — 2001	48	Grand Mountain Bank FSB and Grand Mountain Bancshares, Inc. 2003 — Present; Madison Mosaic Funds (13 funds, including the Trust) and Madison Strategic Sector Premium Fund, 1996 — Present; Madison/Claymore Covered Call and Equity Strategy Fund, 1996 — Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), 2009 — Present
Philip E. Blake 1944	Trustee, 2001 — Present	Retired investor; Lee Enterprises, Inc (news and advertising publisher), Madison, WI, Vice President, 1998 - 2001; Madison Newspapers, Inc., Madison, WI, President and Chief Executive Officer, 1993 — 2000	48	Madison Newspapers, Inc., 1993 — Present; Meriter Hospital & Health Services, 2000 — Present; Edgewood College, 2003 — Present; Madison Mosaic Funds (13 funds, including the Trust) and Madison Strategic Sector Premium Fund, 1996 — Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), 2009 — Present
James R Imhoff, Jr. 1944	Trustee, 1996 — Present	First Weber Group (real estate brokers), Madison, WI, Chief Executive Officer, 1996 — Present	48	Park Bank, 1978 — Present; Madison Mosaic Funds (13 funds, including the Trust) and Madison Strategic Sector Premium Fund, 1996 — Present; Madison/Claymore Covered Call and Equity Strategy Fund, 1996 — Present; MEMBERS Mutual Funds (15) and Ultra Series Fund (19), 2009 — Present

[1] Independent Trustees serve in such capacity until the Trustee reaches the age of 76, unless retirement is waived by unanimous vote of the remaining Trustees on an annual basis.

[2] As of the date of this Annual Report, the Fund Complex consists of the Trust with 2 portfolios (i.e., the two Funds), the MEMBERS Mutual Funds with 15 portfolios, the Ultra Series Fund with 19 portfolios, the Madison Strategic Sector Premium Fund (a closed-end fund) and the Madison Mosaic Equity, Income, and Government Money Market Trusts, which together have 11 portfolios, for a grand total of 48 separate portfolios in the Fund Complex.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Madison Mosaic Funds at 1-800-368-3195.

Federal Tax Information. The Form 1099-DIV you receive in January 2010 will show the tax status of all distributions paid to your account in calendar 2009. Shareholders are advised to consult their own tax advisor with respect to the tax consequences of their investment in a Fund. As required by the Internal Revenue Code regulations, shareholders must be notified within 60 days of a Fund's fiscal year end regarding the status of exempt-interest dividends. The Virginia Tax-Free and Tax-Free National Funds designate 100% and 100%, respectively of dividends from net investment income as exempt-interest dividends.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Trust only invests in non-voting securities. Nevertheless, the Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. These policies are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Trust's proxy voting policies may also be obtained by visiting the SEC's web site at www. sec.gov. The Trust will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Trust files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website. The Trust's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Form N-Q and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102. Finally, you may call us at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Discussion of Contract Renewal (Unaudited). With regard to the *investment performance of each fund and the investment advisor*, the Board reviewed current performance information provided in the written Board materials. They discussed the reasons for both outperformance and underperformance compared with peer groups and applicable indices. In particular, the Board recognized that the Advisor's core philosophy to "participate and protect" (with the intent of participating in market rallies and protecting shareholder value during market declines) can result in underperformance when more risky securities and cyclical sectors are in favor. In keeping to its convictions, the Board recognized that the Advisor's philosophy generally resulted in both peer and benchmark outperformance for the year ended June 30, 2009 by both equity and fixed-income portfolios (non-money market) during a time of market turmoil of historic proportions.

With regard to fixed-income performance in particular, the Advisor explained its active bond management style and its goal of protecting shareholders during periods of rising interest rates. The Advisor explained that, in the long-term, it believes this philosophy is in the best interest of fixed-income fund shareholders and is in accordance with applicable prospectus disclosures of investment objectives and policies for such funds. The Advisor presented information demonstrating how recent performance for the Madison Mosaic fixed-income funds was ahead of applicable indices and reported to the Board that these funds were performing in accordance with their stated investment objectives and policies.

A comprehensive discussion of fund performance and market conditions followed.

The officers of the Advisor discussed the Advisor's methodology for arriving at the peer groups and indices used for performance comparisons. The Board reviewed both short-term and long-term standardized performance, i.e. one, five and ten year (or since inception) average annual total returns for each fund and comparable funds, as well as standardized yields for fixed income funds.

With regard to the *costs of the services to be provided and the profits to be realized by the investment advisor* and its affiliates from the relationship with each fund, the Board reviewed the expense ratios for each Madison Mosaic fund compared with funds with similar investment objectives and of similar size. The Board reviewed such comparisons based on a variety of peer group comparisons from data extracted from industry databases including comparison to funds with similar investment objectives based on their broad asset category and total asset size, as well as from data provided directly by funds that most resembled each portfolio in the various Madison Mosaic mutual funds (collectively with the Trust referred to as the "Trusts") based on the portfolio's asset size and investment objective for the last year. Officers of the Advisor discussed the objective manner by which Madison Mosaic fees were compared to fees in the industry.

As in past years, the Trustees recognized that each Madison Mosaic fund's fee structure should be reviewed based on total fund expense ratio rather than simply comparing advisory fees to other advisory fees in light of the simple expense structure maintained by the Trusts (i.e. a single advisory and a single services fee, with only the fixed fees of the Independent Trustees and auditors paid separately). As such, the Board focused its attention on the total expense ratios paid by other funds of similar size and category when considering the individual components of the expense ratios. The Board also recognized that investors are often required to pay distribution fees (loads) over and above the amounts identified in the expense ratio comparison reviewed by the Board, whereas no such fees are paid by Madison Mosaic shareholders.

The Trustees sought to ensure that fees were adequate so that the Advisor did not neglect its management responsibilities for the Trusts in favor of more "profitable" accounts. At the same time, the Trustees sought to ensure that compensation paid to the Advisor was not unreasonably high. With these considerations in mind, the Board compared the Advisor's fee schedule for separately managed accounts with the fees paid by the Trusts. The Trustees recognized that the Advisor provides vastly more services to the Trusts than it does for separately managed accounts. The Board also reviewed materials demonstrating that although the Advisor is compensated for a variety of the administrative services it provides or arranges to provide pursuant to its Services Agreements with the Trusts, such compensation generally does not cover all costs due to the relatively small size of the funds in the Madison Mosaic family. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the Advisor from its investment advisory fees earned. For these reasons, the Trustees recognized that examination of the Trusts' total expense ratios compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Trustees recognized that Madison Mosaic Funds are to a certain extent "subsidized" by the greater Madison Investment Advisors, Inc. organization because the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Advisor who served as Trust officers, as well as facility costs (rent), could not be supported by fees received from the Trusts alone. However, although Madison Mosaic represents only a few hundred million dollars of assets out of the multiple billions of assets managed by the Madison Investment Advisors, Inc. organization in Wisconsin at the time of the meeting, the Trusts are profitable to the Advisor at the margin because such salaries and fixed costs are proportionately paid from revenue generated by management of the remaining assets. The Trustees reviewed a profitability analysis of the funds. In reviewing such matters, the Trustees understood, and the Advisor confirmed, that for purposes of the profitability analyses prepared for the written materials presented to the Trustee, excluded were the cost of salaries and benefits of portfolio managers and most other Advisory personnel other than the few whose duties were solely dedicated to Trust administration. As such, the Advisor's profit margins would be much lower had a *pro-rata* portion of the compensation-related expenses of all personnel involved in some way with fund management and Advisory firm overhead had been factored into the analyses. However, the Advisor confirmed that although the fees paid by the Trusts at their present size might not be sufficient to profitably support a "stand-alone" mutual fund complex, the funds are reasonably profitable to the Advisor as part of its larger, diversified organization.

The Trustees recognized that Madison Mosaic's reputation benefited the Advisor's reputation in attracting separately managed accounts and other investment advisory business. In sum, the Trustees recognized that Madison Mosaic Funds are important to the Advisor, are managed with the attention given to other firm clients and are not treated as "loss leaders."

A general and detailed discussion regarding fees followed. As part of the Board's review of the costs of services and the profits to be realized by the Advisor, the Board considered the scope, reasonableness and propriety of the securities research and any so-called "soft dollar" benefits that the Advisor receives in connection with brokerage transactions on behalf of the Trusts.

With regard to the extent to which *economies of scale* would be realized as a fund grows, the Trustees recognized that Madison Mosaic Funds, both individually and as a complex, remain small and that economies of scale would likely be addressed after funds see assets grow significantly beyond their current levels. In light of their size, the Trustees noted that at current asset levels, it was premature to discuss economies of scale for any funds. The Trustees recognized that the Tax-Free National Fund, although small, has a break-point in its expense schedule for assets in excess of $25 million.

Finally, the Board reviewed the role of Mosaic Funds Distributor, LLC. They noted that the Advisor pays all distribution expenses of Madison Mosaic Funds because the Trusts do not pay distribution fees. Such expenses include FINRA regulatory fees and "bluesky" fees charged by state governments in order to permit the funds to be offered in the various United States jurisdictions.

The Board then asked the Advisor if there was anything else not provided in written Board materials or orally presented to the Board for consideration that the Advisor wished to disclose in connection with the proposed renewal of the investment advisory agreements between it and the applicable Trusts. Representatives of the Advisor confirmed that there were no additional matters for the Trustees to consider.

Based on all of the material factors explained above, plus a number of other matters that the Trustees are generally required to consider under guidelines developed by the Securities and Exchange Commission, the Trustees concluded that the Advisor's contract should be renewed for another year.

The Madison Mosaic Family of Mutual Funds

Equity Trust
Investors Fund
Balanced Fund
Disciplined Equity Fund
Mid-Cap Fund
Small/Mid-Cap Fund
Madison Institutional Equity Option Fund

Income Trust
Government Fund
Core Bond Fund
Institutional Bond Fund
Madison Corporate Income Shares (COINS) Fund

Tax-Free Trust
Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT

Madison Mosaic® Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: 800-336-3063

SEC File Number 811-3486